January 18, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 3720

Attention:              Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

John Harrington, Staff Attorney

Robert Littlepage, Accountant Branch Chief

Kenya Gumbs, Staff Accountant

Re:                             UTStarcom, Inc.

Annual Report on Form 10-K for year ended December 31, 2009

Filed March 15, 2010

File No.  000-29661

Ladies and Gentlemen:

UTStarcom, Inc. (the “Company”) hereby respectfully requests additional time to respond to comments from the staff of the Securities and Exchange received by letter dated January 3, 2011 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and filed with the Commission on March 15, 2010, as amended.  The Company is currently in the process of reviewing its draft response with its accounting firm as well as its legal counsel.  The Company will respond to the Comment Letter on or before January 28, 2011.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

UTSTARCOM, INC.

/s/ Edmond Cheng
Edmond Cheng
Chief Financial Officer